Greg Kudla	Exelis Inc.	703-790-6369	Page 1 of 5
Corporate Vice President	1650 Tysons Blvd	703-790-6362 Fax
and Chief Accounting	Suite 1700	Greg.kudla@exelisinc.com
Officer	McLean, VA 22102	www.exelisinc.com

July 23, 2013

Via EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Exelis Inc. Form 10-K for the Fiscal Year Ended December 31, 2012
File No. 001-35228
Filed March 1, 2013

Dear Mr. Spirgel:

This letter responds to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Exelis Inc.’s. (“Exelis” or the “Company”) Form 10-K for the fiscal year ended December 31, 2012. To assist your review, we have set forth below the text of the comments contained in your letter, in bold, followed by our responses.

Comment 1:

ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Income, page 48

1.	We note that you recorded catch-up adjustments of $65 and $143 million for the years ended December 31, 2012 and 2011 respectively. In addition we note that you disclose in the Form 10-Q for the quarterly period ended March 31, 2012 that you recorded $24 and $27 million in adjustments for the quarterly periods ended March 31, 2013 and 2012 respectively. Please provide us with additional details of the adjustments, including the main reasons for the estimate changes and how you determined that your estimates are still reasonable and adequate. In addition you disclose on page 59 that periodic reviews are made on contracts. Tell us the frequency of these periodic reviews. Further tell us if these reviews are comprehensive for all contracts or only certain contracts.

Exelis Inc. File No. 001-35228 July 23, 2013	Page 2 of 5

Response:

The Company is currently performing on over 1,000 long-term sales contracts, with an aggregate contract value of over $25 billion, for which revenue is recognized under the percentage-of-completion method of accounting prescribed by ASC 605-35 (Construction-Type and Production-Type Contracts). While these contracts account for substantially all of our revenue, no single contract accounted for more than 9% and 8% of 2012 and 2011 total revenue, respectively. For the years ended December 31, 2012 and 2011 and for the three months ended March 31, 2013 and 2012, no single long-term sales contract had a material cumulative catch-up adjustment. The cumulative catch-up adjustments are a result of the application of the percentage-of-completion method of accounting as discussed in more detail below.

In order to verify that our estimates are reasonable and accurate, we have a standard Estimate at Completion (EAC) process in which the progress and performance of our long-term sales contracts are reviewed quarterly. Our standard EAC process is comprehensive (only excludes short-term contracts with a period of performance of twelve months or less or deminimus contracts with a contract value of less than $5 million) and ensures that we have the ability to make reasonably dependable estimates of final contract prices, final contract costs and progress toward completion at the end of each fiscal quarter. The Company still applies the percentage of completion method of accounting to contracts below the $5 million threshold; however estimates of final contract prices and costs are updated when contractual events dictate, which may be less than quarterly. The standard EAC process is embedded in our policies and internal controls over financial reporting to ensure Company-wide compliance and consistency and it is supported by detailed analysis and documentation at the contract level that is performed by employees and management that have experience estimating final contract prices, final contract costs and progress toward completion for the specific products and services performed under our long-term sales contracts. Our standard EAC process requires management approval of the updated estimated final contract prices and costs each quarter.

All estimates inherent in the EAC process require management judgment about multiple variables and uncertainties that change quarter-to-quarter. Management must make assumptions regarding future contract incentives and award fees, labor productivity and availability, the complexity of the work to be performed, the availability of materials, the length of time to complete the contract (to estimate increases in wages and prices for materials and related support cost allocations), performance by our subcontractors, and the availability and timing of funding from our customer, among other variables. There are also continual contractual changes from contract modifications, change orders and other costumer directed changes that impact the estimated final contract prices. Due to the long-term nature and complexity of our contracts, frequent revisions to estimates are necessary. This is consistent with the guidance in ASC 605-35-25-64 which states:

“Estimating is an integral part of contractors’ business activities, and there is a necessity to revise estimates on contracts continually as the work progresses. The fact that circumstances may necessitate frequent revision of estimates does not indicate that the estimates are unreliable for the purpose for which they are used. Although results may differ widely from original estimates because of the nature of

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the business, the contractor, in the conduct of the business, may still find the estimates reasonably dependable. Despite these widely recognized conditions, a contractor’s estimates of total contract revenue and total contract costs should be regarded as reasonably dependable if the minimum total revenue and the maximum total cost can be estimated with a sufficient degree of confidence to justify the contractor’s bids on contracts.”

The changes in these estimates across all of our long-term sales contracts results in our cumulative catch-up adjustments. For each contract, each quarter, the cumulative catch-up adjustment generally is not significant and generally includes a combination of several changes in estimates. Given the frequency of the EAC process and that updates are performed with the information that is available at the time of estimate, the cumulative catch-up adjustments do not indicate that former estimates were not reasonable or adequate. Due to the size of the portfolio of contracts, the interrelated nature of the causes of the changes in estimates, the frequency of the updates to our estimates, and the contract specific risks and issues related to both performance and contractual changes, we do not track and categorize cumulative catch-up adjustments by nature or cause. Generally, cumulative catch-up adjustments are contractually driven or performance driven. Contractual driven changes include contractual amendments, modifications or scope changes that require us to update estimated final contract prices. Performance driven changes include performance improvements resulting from cost mitigation efforts, schedule improvements, improved awarded fee scores, and successful testing or qualification of materials and products that result in a an increase to the estimated final contract price or a reduction to the estimated final contract costs. Conversely, negative performance driven changes include cost growth, inefficiencies and unsuccessful testing or qualification of materials and products that lead to an increase in the total estimated final contract costs. However, as each individual contract has its own unique risks and issues related to both contractual and performance driven changes, the Company does not track the reasons for the cumulative adjustments at the individual contract level.

For the years ended December 31, 2012 and 2011 and for the three months ended March 31, 2013 and 2012, the largest high level drivers of the cumulative catch-up adjustments related to productivity improvements across multiple contracts resulting from cost mitigation efforts, schedule improvements, and successful testing or qualification of materials and products that allowed us to reduce the total estimated final contract costs and positive contract pricing adjustments on several contracts resulting from contract modifications and other adjustments that that allowed us to increase the total estimated final contract prices.

We will continue to evaluate our cumulative catch-up adjustments quarterly, and when the adjustments are significant and we believe that it would be useful to the readers of the financial statements, we will include more detailed disclosure, including the long-term sales contracts or product lines and program areas impacted, similar to our prior disclosure under our “Cost of Product and Service Revenue” discussion on page 47 of the 2012 10-K where we noted that the driver for our lower cost of service revenue as a percent of service revenue was concentrated in contracts within our Air Traffic Management and Afghanistan Program areas.

Exelis Inc. File No. 001-35228 July 23, 2013	Page 4 of 5

Comment 2:

Defined Benefit Plans, page 98

2.	We note that you changed the amortization period for your U.S. SRP to amortize the net actuarial losses from the average remaining service period to the average expected remaining life of the plan participants. Please tell us why you believe this change is appropriate. Refer to your basis in the accounting literature you used.

Response:

On October 31, 2011, ITT Corporation (“ITT”) completed the spin-off of the Company and Xylem Inc. and, as part of the spin-off, ITT transferred the U.S. SRP to the Company. The benefits for all current ITT and Xylem Inc. employees participating in the U.S. SRP were frozen at spin-off and employees hired after September 30, 2011 were not eligible to participate in the U.S. SRP. In addition, during November 2011, Exelis offered employees participating in the U.S. SRP a choice between staying in the U.S. SRP or enrolling in an enhanced 401(k) plan.

The combination of the freezing of benefits for all ITT and Xylem employees participating in the U.S. SRP at spin-off (October 31, 2011) and the retirement choice made by Exelis employees following the spin-off (November 2011) resulted in a shift in the percentage of total inactive U.S. SRP participants from approximately 77% prior to the spin-off to approximately 93% as of December 31, 2011.

ASC 715-30-35-24 states “As a minimum, amortization of a net gain or loss included in accumulated other comprehensive income (excluding asset gains and losses not yet reflected in market-related value) shall be included as a component of net pension cost for a year if, as of the beginning of the year, that net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If amortization is required, the minimum amortization shall be that excess divided by the average remaining service period of active employees expected to receive benefits under the plan. The amortization must always reduce the beginning-of-the-year balance. Amortization of a net gain results in a decrease in net periodic pension cost; amortization of a net loss results in an increase in net periodic pension cost. If all or almost all of a plan’s participants are inactive, the average remaining life expectancy of the inactive participants shall be used instead of average remaining service.”

In addition, ASC 715-30-55-48 states “If all or almost all of a plan’s participants are inactive, paragraphs 715-30-35-11 and 715-30-35-24 provide for the average remaining life expectancy of the inactive participants to be used instead of average remaining service periods. There is no specific threshold for determining if a pension plan has almost all inactive participants for purposes of selecting the amortization period for certain components of net periodic pension cost. The threshold for using the average life expectancy of inactive participants requires judgment based on the facts and circumstances of the particular pension plan.”

While there is no specific threshold for determining if a pension plan has almost all inactive participants for purposes of selecting the amortization period for certain components of net periodic pension cost and while the threshold for using the average remaining life expectancy of inactive participants requires

Exelis Inc. File No. 001-35228 July 23, 2013	Page 5 of 5

judgment based on the facts and circumstances of the particular pension plan, we believe we met this requirement as of December 31, 2011, because the number of inactive plan participants had become greater than 90% of the total population of U.S. SRP participants at December 31, 2011 and because that percentage would only increase in future periods, as employees hired after September 30, 2011 were no longer eligible to participate in the U.S. SRP. In the absence of authoritative guidance on how to define “all or almost all,” the Company’s policy is that 90% or more inactive plan participants meets the requirement for “all or almost all,” and therefore the appropriate accounting as of December 31, 2011 was to amortize net actuarial losses over the remaining life expectancy of inactive plan participants as required by ASC 715.

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As requested in your comment letter, we acknowledge the following;

•	the Company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our responses adequately address the matters referenced in your letter dated June 25, 2013. If you would like to discuss our responses or any further questions you may have, please do not hesitate to contact me at 703-790-6369.

Respectfully,

/s/ Greg Kudla

Greg Kudla

Corporate Vice President and Chief Accounting Officer

cc:	Terry French – SEC Division of Corporation Finance
Michael Henderson – SEC Division of Corporation Finance
Peter Milligan – Exelis Inc.
Ann Davidson – Exelis Inc.
Melinda Covert – Deloitte & Touche LLP
Arjun Koshal – Simpson Thacher & Bartlett LLP